

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Alfonso J. Cervantes
President
Trig Acquisition 1, Inc.
641 Lexington Avenue, Suite 1526
New York, NY 10022

> **Re: Trig Acquisition 1, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed December 11, 2012**
> **File No. 000-54070**

Dear Mr. Cervantes:

We have reviewed your response to our letter dated November 19, 2012, and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please submit a marked version of your amendment, reflecting changes made in amendment no. 1 compared to the original Form 8-K, as correspondence on EDGAR. Additionally, please be sure to file a marked version of your filing with subsequent amendments. Refer to Item 310 of Regulation S-T.

2. Please explain the relationship between the private placement described in the 8-K and the private placement described in your Form D, which appears to be different.

Item 1. Description of Business, page 4

Material Agreements, page 5

3. We note your response to prior comment 9 but do not believe your revised disclosures fully addressed our concerns. Please revise your report on Form 8-K to disclose whether

all of these agreements will continue after the Share Exchange with Grilled Cheese. Your revised disclosure should include how you will account for the cost of such agreements in your financial statements. Where common stock was issued as payment to such consultants, please tell us, and revise to disclose how the fair value of common stock already issued was determined on the date of issuance or will be determined on the date it is issued.

Our Business Strategy, page 7

4. We note your revised disclosure in response to prior comment 12. Please provide us with support for your statement that the estimated start-up investment in a franchised truck is at a low-cost entry point within the quick service restaurant sector or revise to characterize as your belief.

The franchise business model, page 8

5. Please revise the last sentence of the first paragraph of this section to clarify whether you will internally develop the customer service standards described or whether you will implement industry standard operating practices.

Franchise costs, page 9

Brick and Mortar, page 9

6. We note your response to prior comment 19. Please revise the first paragraph of this subsection to clarify, if true, that it is your long-term plan to open fixed restaurant locations.

Management's Discussion and Analysis of Operations, page 19

Overview, page 19

7. We note your response to prior comment 28 and the revisions made to page 22 of the amended report on Form 8-K which indicates that your non-GAAP expenses and non-GAAP cost of sales are presented, as the GAAP information "does not reflect the cost to operate an individual food truck that the franchisees will operate on an ongoing basis." As potential purchasers of your common stock upon consummation of the share exchange are investing in your company as a whole, not in individual food trucks, please tell us and revise the disclosures on page 22 to explain in further detail why you believe presentation of these non-GAAP measures is meaningful to potential investors in your common shares. Alternatively, please revise to eliminate the disclosure of these non-GAAP measures.

8. In a related matter, the tables on page 23 of the amended report on Form 8-K present what is essentially a non-GAAP income statement for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010. This presentation is not considered appropriate as it places undue prominence on non-GAAP information as outlined in Section 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures maintained on the Commissions website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise the report on Form 8-K to eliminate the presentation of these tables. Additionally, if you wish to continue presenting the non-GAAP measure "Non-GAAP Operating Margin" in your MD&A discussion, please revise to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure as required by Item 10(e) of Regulation S-K and explain why you believe it is meaningful to potential investors in your common shares.

Critical Accounting Policies Not Yet Adopted, page 28

9. Please clarify why your critical accounting policies are not yet adopted or revise to remove this language.

Exhibit 99.2

Pro forma financial statements

10. Please revise the introductory paragraph to the pro forma financial information to explain the nature and significant terms of the private placement offering transaction that has been reflected in the pro forma financial information. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.

11. We note your presentation of a pro forma statement of operations for the year ended December 31, 2010 and a pro forma balance sheet as of December 31, 2011. As outlined in Rule 11-02(c) of Regulation S-X, a pro forma statement of operations is required to be presented for only the latest fiscal year and subsequent interim period presented in the company's financial statements. A pro forma balance sheet is required only as of the latest date for which a balance sheet of the registrant is required. Accordingly, please revise to eliminate disclosure of the pro forma statement of operations for 2010 and the pro forma balance sheet as of December 31, 2011. Additionally, we note that you have presented a pro forma statement of operations for the nine months ended September 30, 2011 as permitted although not required by Rule 11-02(c)(2) of Regulation S-X. If you wish to continue disclosing the pro forma information for this period, please revise to include a detailed pro forma statement of operations for this period consistent with that provided for 2011 and the nine months ended September 30, 2012. This detailed pro forma statement of operations should be accompanied by footnote disclosures explaining the nature and amount of any pro forma adjustments made to arrive at the pro forma statement of operations for this period.

12. Please revise note B in the September 30, 2011 pro forma balance sheet to clearly indicate that adjustment to cash is net of $500,000 used to pay a shareholder of Grilled Cheese and $150,000 of financing expenses.

13. Given that the private placement offering took place in October 2012, please explain why the amount of financing fees in note B represent estimated rather than actual legal and consulting costs.

14. Please revise note B to disclose how the fair value of the warrants was calculated or determined.

15. Please tell us, and revise to disclose, how you determined the $63,110 adjustment to interest expense in note A to the September 30, 2012 pro forma income statement. In this regard, we note that the debt discount from the prior page is $102,439 which would result in amortization expense of $25,610 for the nine months ended September 30, 2012. Note A to the December 31, 2011 pro forma income statement should be similarly revised to explain how the adjustment for amortization of the debt discount in the amount of $84,146 was calculated or determined.

   You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Avraham S. Adler, Esq.
        Anslow & Jaclin